CONSENT OF QUALIFIED PERSON

To:

SEDAR
Autorité des Marchés Financiers
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut
Government of Northwest Territories
Toronto Stock Exchange
TSX Venture Exchange

Pursuant to Section 8.3 of National Instrument 43-101, Standards of Disclosure for Mineral Projects, I, Carl Pelletier, P.Geo., a qualified person (author) within the meaning of the National Instrument 43-101 / Regulation 43-101 and responsible for supervising the preparation of the Mineral Resource Estimate of the Grey Fox Project, as well as supervising the preparation of all the sections of the technical report titled “Technical Report and Mineral Resource Estimate for the Grey Fox Project (compliant with Regulation 43-101 / NI 43-101 and Form 43-101F1)” (the “Technical Report”), effective date of June 21, 2013 and signature date of July 30, 2013, prepared for Brigus Gold Corp (the “Company”), do hereby consent to the public filing with the regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

This letter is solely for information in connection with the filing of the Technical Report, and is not to be referred to in whole or in part for any other purpose.

Signature of Qualified Person on July 30, 2013.

(signed and sealed on original)
Carl Pelletier, BSc, P.Geo.
InnovExplo Inc.
Val-d’Or (Québec)
E-mail: carl.pelletier@innovexplo.com